UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 November, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 12 September 2025: Grant and acceptance of share awards and dealings in securities by directors, prescribed officers and the company secretary of Sasol Limited and directors and the company secretary of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS AND DEALINGS IN SECURITIES BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to the grant and acceptance of share awards and the dealings in securities of Sasol by directors, prescribed officers and the Company Secretary of Sasol Limited and directors and Company Secretary of major subsidiaries.

Grant and acceptance of share awards

The following conditional share awards have been granted and accepted in terms of Sasol's 2022 long-term incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following annual, on-appointment and retention awards made on 8 September 2025 in accordance with the rules of the LTI Plan. The vesting of the awards will be subject to service conditions and the achievement of corporate performance targets (CPTs) approved by the Board.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	8 September 2025
Acceptance date:	8 September 2025
Vesting periods:	a: In respect of the Group Executive awards, 100% of the award is subject to CPTs and vests after 3 years; b: Awards to other directors and the company secretary, 70% of the award is subject to CPTs and vests after 3 years; c: Retention awards are not subject to CPTs and are subject to a time restriction only.
Class of securities:	Sasol ordinary shares
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Award (number of shares)	Total value of the transaction (ZAR)[2]
S Baloyi [a]	Sasol Limited: Director	185 812	22 499 975
D L Bengu [b]	Sasol Oil (Pty) Ltd: Director	23 314	2 823 092
V Bester [a]	Sasol Limited: Prescribed Officer	66 132	8 007 924
W P Bruns [a]	Sasol Limited: Director	85 680	10 374 991
K Cele [b]	Sasol South Africa Limited: Director	12 346	1 494 977
V D Kahla [a]	Sasol Limited: Director	82 511	9 991 257
M R Laxa [b]	Sasol South Africa Limited: Director	27 032	3 273 305
M Loonat [b]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	20 645	2 499 903
D T Mokomela [b]	Sasol South Africa Limited: Director	22 182	2 686 018
D C Moloi [b]	Sasol Oil (Pty) Ltd: Director	23 493	2 844 767
M Niemand [b]	Sasol South Africa Limited: Director	23 180	2 806 866
M Niemand [c]	Sasol South Africa Limited: Director	8 918	1 079 881
N G Nndwammbi [b]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	22 846	2 766 422
S D Pillay [a]	Sasol Limited: Prescribed Officer	56 376	6 826 570
M Powys [b]	Sasol Oil (Pty) Ltd: Director	12 320	1 491 829
P E Sibanyoni [b]	Sasol Oil (Pty) Ltd: Director	8 051	974 896
S L Siyaya [a]	Sasol Limited: Prescribed Officer	57 684	6 984 956
E Viljoen [b]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	9 393	1 137 398

1 Strike price per share is nil. The shares were awarded at R121,09 being the 14 calendar day VWAP preceding the award date.
2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares awarded.

Award date:	8 September 2025
Acceptance date:	8 September 2025
Vesting periods:	a: In respect of the Group Executive awards, 100% of the award is subject to CPTs and vests after 3 years b: Awards to other directors and the company secretary, 70% of the award is subject to CPTs and vests after 3 years
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Award (number of shares)	Total value of the transaction (USD)[2]
A Gerber [a]	Sasol Limited: Prescribed Officer Sasol Chemicals USA LLC: Director	80 818	557 644

O Hernandez [b]	Sasol Chemicals USA LLC: Director	34 619	238 871
C Herrmann [a]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Ltd: Director	64 654	446 113
N Stofberg [b]	Sasol Chemicals USA LLC: Director	20 571	141 940

1 Strike price per share is nil. The shares were awarded at $6,90 being the 14 calendar day VWAP preceding the award date.
2 The total transaction value is the price per share multiplied by the number of Sasol ADRs awarded.

Dealings in securities of Sasol Limited

The persons below have transacted in securities awarded and accepted in 2022 in terms of the rules of the LTI Plan. This vesting is either the full or the first tranche of the 2022 award which vested or partially vested at the achievement of corporate performance targets (CPTs).

All executive directors and prescribed officers of Sasol Limited are subject to Sasol's minimum shareholding requirement policy and are required to retain all the vested shares or retain a portion of the vested shares after settlement of the taxation on the award, until the minimum shareholding requirement is attained.

All other participants have the option to retain all vested shares; retain a portion of the vested shares after tax settlement; or, to receive the net after tax amount.

The dealings are set out below.

Transaction date:	8 September 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
V Bester[2]	Sasol Limited: Prescribed Officer	816	125,54	102 441
W P Bruns[2,3]	Sasol Limited: Director	4 913	125,54	616 778
K Cele	Sasol South Africa Limited: Director	1 953	125,54	245 180
S D Pillay[3]	Sasol Limited: Prescribed Officer	4 785	125,54	600 709
S L Siyaya	Sasol Limited: Prescribed Officer	570	125,54	71 558

1 Closing price of 5 September 2025.
2 Award partially vested at achievement of corporate performance targets. The remaining balance will vest in September 2027.
3 Full vested award retained.

Transaction date:	8 September 2025
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (USD) [1]	Total value of the transaction (USD)
C Herrmann[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Ltd: Director	4 149	7,09	29 416

1 Closing price of 5 September 2025.
2 Award partially vested at achievement of corporate performance targets. The remaining balance will vest in September 2027.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

12 September 2025
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities
Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November 2025	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary